

1880



2013

THE ENIWARE STORY

Essential Surgery Anywhere

James Bernstein, MD

MAY 9, 2016

THE SHARED VALUE LEADERSHIP SUMMIT

MAY 10-11, 2016 | NEW YORK CITY

©2016 All Rights Reserved Eniware LLC

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"Vision without execution is hallucination."

Thomas Edison

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Home from war
1943



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SECOND SURGICAL
CORNELL DIVISION
1965 - 1966
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India: 1963


La Oroya, Peru
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Jonas Salk at the Salk Institute


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Essential Surgery


Proportion of population without access to surgery
0%
100%

The Population Time Bomb



Total population by region, Africa
Billions
0
1
2
3
4
5
1950
1960
1970
1980
1990
2000
2010
2020
2030
2040
2050
2060
2070
2080
2090
2100
Eastern Africa
Southern Africa
Middle Africa
Western Africa
Northern Africa

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Credit: Maeve McClenaghan
All Rights Reserved
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Halsted Creates Hopkins Residency Program


DR. JOHN B. MURPHY'S
AT
MERCY HOSPITAL
CHICAGO

"What's the hurry??"

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String Galvanometer 1901 weighing 600 pounds

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DISINFECTION
IS NOT
STERILIZATION

Disinfection kills most but NOT ALL organisms

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1880



TODAY



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TODAY



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10/08/2013 13:55

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OUT
OUT
02/17/201
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Los Angeles CA,
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Nitrogen dioxide
NO_2

Effective

- Kills bacteria, virus, and spores
- Non-corrosive to medical instruments
- Room temperature

Safe

- Non-explosive
- Low concentrations required for sterilization

Proven

- Uniform performance
- 3rd party validated
- ISO 14837

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Eniware
Portable
Sterilizer
PS-25
START
EXPOSE
SCRUB
CYCLE INFORMATION
EPS000001-25
NOXILIZER™
INSIDE

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CENTRE DE SANTE
10/02/2013 11:10
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NTIY
10/02/2013 11:14
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Eniware— A Small Company, Doing Big Things


Eniware

"When you come to the end of the innovations that business and government are willing to invest in, you still find a **vast, unexplored space of innovation where the returns can be fantastic**."



"While private markets foster many stunning innovations in medicine, science and technology, the private sector still under-invests in innovation–dramatically. **There are huge opportunities for innovation that the market ignores.**"

-Bill Gates

Forbes 400 Summit, 2012

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The New York Times
A $700 Juicer for the Kitchen That Caught Silicon Valley's Eye
TECH TIMES
Juicero Is A $700 Juicer That Raised $120 Million Of Funding: What's So Special About It?
JUICERO
CHOPPED
Sweet Greens
apple
baby spinach
pineapple
kale
lemon
BUSINESS INSIDER
A Secret Startup In Silicon Valley Is Raising $120 Million To Make The Freshest Juice You've Ever Tasted
FORTUNE
This Man Just Raised $120
Million for a Fancy Hom
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Githurai-Lang'ata
Health Centre
PHILIPS
Githurai-Lang'ata
Health Centre
PHILIPS
Monitoring
what's most
precious
SERVICES OFFERED
VISION
MISSION
COUNTY
GOVERNME
OF
IAMBU
2014
COUNTY
GOVERNMENT
O
KIAMBU
2014
PHILIPS
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We cannot afford to wait!



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Try not to become a man of success, but a man of value. Look around at how people want to get more out of life than they put in. A man of value will give more than he receives. Be creative, but make sure that what you create is not a curse for mankind.

(Albert Einstein)

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